SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

August 24, 2005 TSX VENTURE: SBX

Strait of Juan de Fuca Transmission Cables
September 14-15,2005 Launch of “Open Season”

Auction for 1100 MWs of Capacity on Proposed New International HVDC Light™ Transmission Lines
between Washington State and British Columbia

Sea Breeze Power Corp., on behalf of Sea Breeze Pacific Juan de Fuca Cable, LP is pleased to announce that an “Open Season” for 550 MW each of transmission capacity and ancillary services made available via two new proposed submarine cables across the Strait of Juan de Fuca, is scheduled to commence on September 14, 2005. Two conferences for potential bidders will be held to kickoff the Open Season, one in Vancouver, BC on September 14, 2005, followed by a second meeting to take place September 15, 2005 in Portland, Oregon. Further details on the time and location of the meetings will be posted on www.jdfcable.com.

Société Générale will manage the Open Season process, and subsequent negotiations with the selected parties.

The routing for the cables calls for one line to run between Port Angeles on Washington State’s Olympic Peninsula and Victoria on Vancouver Island, British Columbia, with a second line to run between Fairmount on Washington State’s Olympic Peninsula and a terminus located in the Vancouver metropolitan area. Permitting on the first line is well underway with application submissions expected before the end of the year. The target in-service date for the first cable would allow it to be on-line for the winter peak loads in 2007 with the second line to follow as soon as 2008. Both lines would provide for bi-direction power flow. When built these two cables are expected to significantly enhance inter-regional power flows and significantly augment the regional transmission systems.

The interconnecting utilities will be Bonneville Power Administration (“BPA”) in Washington State, and British Columbia Transmission Corporation (“BCTC”) in British Columbia. The project has been under development since October 2003, with the first interconnection filings made with BPA and BCTC in June 2004. An application for a Presidential Permit was filed in February 2005, and BPA’s “Transmission Interconnection System Impact Study” was completed August 15, 2005.

The project would utilize HVDC Light™ cable and converter systems — leading-edge technologies characterized by low line losses, capability to provide high levels of voltage stability, and minimal impact on marine environments.

The project has received equity financing from US Power Fund, L.P., a subsidiary of Energy Investors Funds (“EIF”). Following completion of project development, planned for September 2006, EIF has an option to provide the balance of the equity required for the project. Société Générale will advise on arranging project debt.

Capital Access, LLC, of Seattle, Washington has acted as placement agent for the US Power Fund, L.P. transaction, and in concert with Société Générale, has been appointed financial advisor to the project.

Sea Breeze Pacific Juan de Fuca Cable, LP, a special purpose entity, is equally owned by Sea Breeze Power Corp. based in Vancouver, British Columbia, and Boundless Energy NW, Inc, of York Harbor, Maine (an affiliate of Boundless Energy, LLC).

A positive response to an application filed with the Federal Energy Regulatory Commission (FERC) for authority to conduct the Open Season is expected shortly.

About Sea Breeze Power Corp.
Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. Sea Breeze Power Corp. trades on the TSX Venture Exchange under the symbol “SBX”. For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.

About Boundless Energy, LLC
Based in York Harbor, Maine, Boundless Energy, LLC was the founder and original transmission engineering principal of the Project Neptune Undersea Cable consortium, whose contract with Long Island Power Authority resulted in Energy Investors Funds providing equity funding for the installation of a 67-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York. The Neptune Project cable is presently under construction with a target completion date of 2007.

About Energy Investors Funds
Energy Investors Funds is 100% management owned and was founded in 1987 as the first investment manager to raise, close, invest, recapitalize, and liquidate the assets of a private equity power fund, and is the only private equity power fund manager with an established track record of long-term success.

This is the second undersea cable that Energy Investors Funds has financed in the past twelve months. In July 2005, EIF financed the Neptune Undersea Cable project and were also part of the team that funded the land-based Path 15 transmission line upgrade in central and southern California, which went live in December 2004.

Energy Investors Funds has mobilized over $1.5 billion in capital, and currently manages five private equity funds from its offices in Boston, New York, and San Francisco. These funds have made over 65 diversified investments, with a combined underlying asset value exceeding $5 billion. For more information visit please www.eifgroup.com.

The United States Power Fund, L.P., which closed in December 2003, raised total commitments of $250 million from endowments and foundations, pension plans, fund-of-funds, high net worth individuals, banks and insurance companies, and utilities. The Fund principally targets investments in generation, transmission and energy service assets in the U.S. The United States Power Fund II, L.P., which had its first closing in June 2005, has commitments from the same network of investors and is pursuing a similar investment strategy.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Paul B. Manson”

Paul B. Manson, President

“This news release may contain forward-looking statements. Actual events or results may differ materially from those described in the forward-looking statements due to a number of risks and uncertainties. Forward-looking statements are based on management’s estimates, beliefs and opinions. The Company assumes no obligation to update forward-looking statements.”

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
Toll Free: 1-866-387-1240 ext.257
Voice: 604-689-2991 ext.257
Fax: 604-689-2990

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.